Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form F-1) and related Prospectus of Azul S.A. for the proposed resale of common shares of Azul S.A. and to the incorporation by reference therein of our report dated May 15, 2024, with respect to the consolidated financial statements for the year ended December 31, 2023 (before the effects of the adjustments to retrospectively apply the change in earnings (loss) per share) of Azul S.A., included in its Annual Report (Form 20-F) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG

Auditores Independentes S/S Ltda.

São Paulo, Brazil

May 6, 2026.